                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                     SAVINGS AND SIMILAR PLANS PURSUANT TO
             SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                      OR

              [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


         For the transition period from ______________ to ____________


Commission file number 0-1088

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             KELLY RETIREMENT PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             KELLY SERVICES, INC.
                           999 WEST BIG BEAVER ROAD
                             TROY, MICHIGAN 48084

                             REQUIRED INFORMATION

Kelly Retirement Plus (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

                                                                          Page
                                                                         Number
                                                                         ------
(a) Financial Statements of the Plan

        Report of Independent Accountants                                   4

        Statements of Net Assets Available for Benefits -
          December 31, 2000 and December 31, 1999                           5

        Statement of Changes in Net Assets Available for Benefits
          Year Ended December 31, 2000                                      6

        Notes to Financial Statements                                       7



(b) Schedules *

        Assets Held for Investment Purposes as of
          December 31, 2000                                                13

        Reportable Transactions                                            14

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                  SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               KELLY RETIREMENT PLUS

                               By:  Kelly Services, Inc. Benefit Plans Committee





June 25, 2001                  /s/ W. K. Gerber
                               ---------------------------------
                               William K. Gerber

                               Executive Vice President and
                               Chief Financial Officer
                               (Principal Financial Officer and
                               Principal Accounting Officer)

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Kelly Retirement Plus

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kelly Retirement Plus (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 2000 and of Reportable Transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Detroit, Michigan
June 20, 2001

                             Kelly Retirement Plus


                Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------


                                                           December 31,
                                                       2000           1999
                                                    ----------     ----------
                                                    (In thousands of dollars)

Investments
Cash and cash equivalents                           $       58     $       45
Investments, at fair value                              76,712         79,866
                                                    ----------     ----------

     Total investments                                  76,770         79,911
                                                    ----------     ----------


Receivables
Employer contributions                                   1,383          2,028
Participant contributions                                  241            244
                                                    ----------     ----------

     Total receivables                                   1,624          2,272
                                                    ----------     ----------


Net assets available for benefits                   $   78,394     $   82,183
                                                    ==========     ==========


The accompanying notes are an integral part of these financial statements.

                             Kelly Retirement Plus


           Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------





                                                        December 31, 2000
                                                    -------------------------
                                                    (In thousands of dollars)
Additions
Additions to net assets attributed to:
 Investment income:
  Interest                                          $                      13
  Dividends                                                             1,195
                                                    -------------------------
                                                                        1,208
                                                    -------------------------
  Contributions:
   Employer                                                             2,873
   Participant                                                          6,761
                                                    -------------------------
                                                                        9,634
                                                    -------------------------

     Total additions                                                   10,842
                                                    -------------------------

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                                         8,326
  Net unrealized/realized losses                                        6,305
                                                    -------------------------

     Total deductions                                                  14,631
                                                    -------------------------

     Net change in assets available for benefits                       (3,789)

Net assets available for benefits as of
 December 31, 1999                                                     82,183
                                                    -------------------------

Net assets available for benefits as of
 December 31, 2000                                  $                  78,394
                                                    =========================


The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)
--------------------------------------------------------------------------------

1.   Accounting Principles and Practices

     Basis of accounting
     The financial statements of Kelly Retirement Plus (the Plan) have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America and as such, include amounts based on management's best estimates. Actual results could differ from those estimates.

     Investment valuation and income recognition
     Plan investments are stated at fair value as of the last day of the Plan year. The Plan's mutual fund investments are valued based on quoted market prices. The Bank One Stable Asset Income Fund is valued at the unit price, as determined by Bank One, the plan trustee, which represents fair value. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Employer contributions are recorded in the period during which they were approved by the Board of Directors of Kelly Services, Inc. (the Company). Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings; matching Company contributions are recorded in the same period. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

     Payment of benefits
     Benefits are recorded when paid.

     Risks and uncertainties
     The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

2.   Plan Description

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     The Plan provides benefits to eligible employees according to the provisions of the Plan agreement. All eligible employees, as defined by the Plan, are eligible to participate upon completion of one year of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     The Plan consists of two parts: Part I is a defined contribution plan, under which the Company may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company. The contribution to the Plan for 2000 represented 2% of participants' eligible wages for the year. Part II is a Section 401(k) savings plan, which enables participants to contribute to the Plan using pre-tax dollars, with the Company matching $.50 per dollar of their contribution up to 4% of eligible pay.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)
--------------------------------------------------------------------------------

2.   Plan Description (continued)

     Participant accounts
     Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Plan administration
     The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Chairman, President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, the Executive Vice President in charge of Human Resources and the Senior Vice President in charge of Legal and serves at the pleasure of the Board.

     Investment options
     Part I contributions are invested by the trustee as directed by the committee and are held in the One Group Investor Growth & Income Fund. Rollover contributions from other qualified plans are deposited into the Contribution Money Market Fund until allocated to participant elected investment options. Part II contributions are directed by the participant among any of the following funds held with the trustee:

     One Group Equity Index Fund - This fund seeks investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Stock Price Index of common stocks.

     One Group Intermediate Bond Fund - This fund seeks to maximize total rate of return while providing relative stability of principal by investing predominantly in both domestic and foreign intermediate-term debt securities. The weighted average maturity of bonds in the fund is between three and six years.

     One Group Investor Growth & Income Fund - This fund seeks long-term capital appreciation and growth of income by investing primarily in a diversified group of One Group mutual funds which invest primarily in equity securities.

     One Group Large Cap Growth Fund - This fund seeks to provide current income while seeking capital growth by investing primarily in common stocks of U.S. companies with dominant market position in their industries and that have a record of paying regular dividends on common stock or have the potential of capital appreciation.

     One Group Diversified Equity Fund - This fund seeks long-term capital appreciation and growth of income; current income is secondary.

     Putnam International Growth Fund - This fund seeks capital appreciation and invests at least 65% of assets in equity securities of companies located outside of the United States. The fund may invest in both developed and emerging markets.

     Putnam OTC Emerging Growth Fund - This fund seeks capital appreciation and invests at least 65% of assets in stocks issued by companies that are in early stages of development and have records of profitability. It may invest up to 20% of assets in foreign securities.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)
--------------------------------------------------------------------------------

2.     Plan Description (continued)

       Putnam Vista Fund - This fund seeks capital appreciation and invests primarily in common stocks of U.S. mid-sized companies with a focus on growth stocks and may invest in foreign securities, options and futures.

       Stable Asset Income Fund - This fund provides a portfolio of various types of investment contracts issued by insurance companies, banks and other financial institutions. It provides price and income stability and reduces volatility.

       Kelly Stock Fund - This fund allows for investment in the Company's Class A non-voting common stock. A portion of the investments are held in the Fidelity Cash Portfolio money market fund.

       Prior to 2000, participants could also direct contributions to the One Group Diversified Mid-Cap Fund and One Group Mid-Cap Value Fund. These investment options were replaced in 2000 by the Putnam International Growth Fund, the Putnam OTC Emerging Growth Fund and the Putnam Vista Fund.

       Vesting
       Participants become fully vested in Company contributions upon attainment of age sixty-five or completion of five years of service, whichever occurs first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately. The value of the vested portion of participants' accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant's account exceeds five thousand dollars (or such other amount to be prescribed in regulations by the Secretary of the Treasury or his delegate), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts five thousand dollars or less are paid in an immediate lump-sum distribution.

       Participant forfeitures
       Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant's account in the event of rehire or (2) reduce the employer Part I profit-sharing or matching contribution. The Plan administrator offset the employer Part I profit-sharing contribution with forfeitures aggregating $1,308 and $633 for the years ended December 31, 2000 and 1999, respectively.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)
--------------------------------------------------------------------------------

3.     Investments

       The following table presents investments that represent 5% or more of the Plan's net assets.

                                                       2000         1999
                                                    ----------   ----------
       Registered Investment Companies:
          One Group Intermediate Bond Fund          $    5,008   $    4,377
         *One Group Investor Growth & Income Fund       19,224       17,959
          One Group Equity Index Fund                   26,315       31,765
          One Group Large Cap Growth Fund                6,924        8,820
          One Group Diversified Mid Cap Fund                 -        7,439
          One Group Mid Cap Value Fund                       -        1,983
          Putnam Vista Fund                              9,942            -

       Collective Funds:
          Stable Asset Income Fund                       7,091        6,272

       Other                                             2,266        1,296
                                                    ----------   ----------
       Total Investments                            $   76,770   $   79,911
                                                    ==========   ==========

       *  Denotes that fund is both participant and nonparticipant-directed.

       During 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by a net $6,305.

                                                 2000
                                             -----------

       Marketable Securities                 $       (20)
       Collective Funds                              368
       *Registered Investment Companies           (6,653)
                                             -----------

       Total Investments                     $    (6,305)
                                             ===========

       *  Includes both participant and nonparticipant-directed funds.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)
--------------------------------------------------------------------------------

4.     Nonparticipant-Directed Investments

       Part I contributions are invested at the discretion of the Company and are therefore considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments follows:

                                                            2000         1999
                                                         -----------  -----------
       Net Assets:
          One Group Investor Growth & Income Fund        $    17,013  $   16,233
          Contribution Receivable                              1,323       1,967
                                                         -----------  -----------
       Net Assets Available for Benefits                 $    18,336  $   18,200
                                                         ===========  ===========


                                                             2000
                                                         -----------
       Changes in Net Assets:
          Contributions                                  $     1,598
          Dividends                                              466
          Net depreciation                                      (345)
          Benefits paid to participants                       (1,581)
          Transfers to participant-directed investments           (2)
                                                         -----------
                                                         $       136
                                                         ===========

5.     Priorities on Plan Termination

       In the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.

6.     Reconciliation of Financial Statements to IRS Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       December 31,
                                                                    2000          1999
                                                                ----------     ----------
       Net assets available for benefits per the financial
           statements                                           $   78,394     $   82,183
       Amounts allocated to withdrawing participants                  (889)          (934)
                                                                ----------     ----------

       Net assets available for benefits per the Form 5500      $   77,505     $   81,249
                                                                ==========     ==========

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)
--------------------------------------------------------------------------------

6.     Reconciliation of Financial Statements to IRS Form 5500 (continued)

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                       Year ended
                                                                      December 31,
                                                                          2000
                                                                     ----------------
       Benefits paid to participants per the financial statements    $         8,326
       Add - Amounts allocated to withdrawing participants
           at December 31, 2000                                                  889
       Less - Amounts allocated to withdrawing participants
           at December 31, 1999                                                 (934)
                                                                     ----------------

       Benefits paid to participants per the Form 5500               $         8,281
                                                                     ================


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.     Federal Income Tax Status

       The Internal Revenue Service (IRS) has determined that the Plan, as amended and restated effective January 1, 1993, meets the requirements of
       Section 401(a) of the Internal Revenue Code (the Code) and is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended subsequent to January 1, 1993. Management believes that the Plan as amended complies with relevant requirements and is currently being operated in compliance with relevant regulations to maintain its qualified status.

8.     Party-in-interest transactions

       A portion of the Plan's investments is held in mutual funds and collective funds sponsored by Bank One, the Plan trustee, and all investment transactions are conducted through Bank One. All transactions with Bank One are considered party-in-interest transactions, however, these transactions are not considered prohibited transactions under ERISA.

Kelly Retirement Plus                                                 Schedule I


Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes As of December 31, 2000
--------------------------------------------------------------------------------

                            Identity of issuer,              Description of investment, including
 Party-in                    borrower, lessor                  maturity date, rate of interest,                         Current
 interest                    or similar party                 collateral, par or maturity value        Cost              Value
   (a)                             (b)                                      (c)                         (d)                (e)
----------   ----------------------------------------    ----------------------------------------  ---------------    -------------
     *       One Group Investor Growth & Income Fund ***            1,503,049.253 shares          $    19,712,914      $  19,224,000

     *       One Group Equity Index Fund                              872,814.795 shares                       **         26,315,366

     *       One Group Intermediate Bond Fund                         481,083.793 shares                       **          5,008,082

     *       One Group Diversified Equity Fund                         12,296.195 shares                       **            170,302

     *       Stable Asset Income Fund                                  26,840.103 shares                       **          7,091,155

     *       Kelly Services, Inc. Common Stock                             44,802 shares                       **          1,060,923

     *       One Group Large Cap Growth Fund                          343,952.445 shares                       **          6,923,763

     *       Contribution Money Market Fund                              8,232.15 shares                       **              8,232

             Putnam International Growth Fund                          19,476.372 shares                       **            481,261

             Putnam OTC Emerging Growth Fund                           35,602.704 shares                       **            495,590

             Putnam Vista Fund                                          763,582.3 shares                       **          9,941,841

             Fidelity Cash Portfolio                                    49,963.77 shares                       **             49,964
                                                                                                                       -------------
                                                                                                                       $  76,770,479
                                                                                                                       =============

*   Indicates party-in-interest.
**  Not required per Department of Labor reporting.
*** Denotes that fund is both participant and nonparticipant-directed.

Kelly Retirement Plus                                                Schedule II

Form 5500 - Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2000
----------------------------------------------------------------------------------------------------------------------------

                                                         Description of asset
               Identity of party                      (include interest rate and         Purchase            Selling
                   involved                           maturity in case of a loan)          Price              Price
                      (a)                                         (b)                       (c)                (d)
---------------------------------------------- -------------------------------------    ----------------   -----------------
1.  A single transaction within plan year
    in excess of 5% of current value of
    Plan assets:
          None


2.  Any series of transactions (other than
    with respect to securities) with, or
    conjunction with, the same person which
    amount in the aggregate to more than 5% of current value of Plan assets:
          None

3.  A series of transactions within the Plan   One Group Investor Growth & Income*
    year with respect to securities of the     116 sales                                                   $    2,267,424.09
    same issue which amount in the             120 purchases                            $     5,055,434.78
    aggregate to more than 5% of the
    current value of Plan assets:



4.  Any transaction with respect to
    securities with, or in conjunction with, a person if single transaction with such person exceeds 5% of the current value of Plan assets:
          None


----------------------------------------------------------------------------------------

               Identity of party                       Cost of               Net gain
                   involved                             asset                or (loss)
                      (a)                                (e)                    (f)
----------------------------------------------    -------------------    ---------------
1.  A single transaction within plan year
    in excess of 5% of current value of
    Plan assets:
          None


2.  Any series of transactions (other than
    with respect to securities) with, or
    conjunction with, the same person which
    amount in the aggregate to more than 5% of current value of Plan assets:
          None

3.  A series of transactions within the Plan
    year with respect to securities of the        $  2,149,620.84        $    117,803.25
    same issue which amount in the                $  5,055,434.78
    aggregate to more than 5% of the
    current value of Plan assets:



4.  Any transaction with respect to
    securities with, or in conjunction with, a person if single transaction with such person exceeds 5% of the current value of Plan assets:
          None

* Denotes that fund is both participant and nonparticipant-directed.

                               INDEX TO EXHIBITS
                             REQUIRED BY ITEM 601,
                                REGULATION S-K
                                --------------


Exhibit
  No.                      Description                   Document
-----                      ------------                  --------


23.1                Consent of Independent Accountants        1